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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments There to be Filed Pursuant to Rule 13d-2(a)
                                (Amendment No. 2)

                            Industrial Holdings, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    456160100
            --------------------------------------------------------
                                 (CUSIP Number)

                                James H. Harrison
                                   SJMB, L.P.
                                C/O SJMB, L.L.C.
                          4295 San Felipe, Suite 200
                                Houston, TX 77027
                                 (713) 871-0799
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 29, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copes are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 456160100
          ---------

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     SJMB, L.L.C.  76-0559974
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 (2) Check the Appropriate Box if a Member     (a)  [ ]
     of a Group*                               (b)  [ ]
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 (3) SEC Use Only

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 (4) Source of Funds*
        N/A
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                                                                        Delaware
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             6,350,513
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             6,350,513
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       6,350,513
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
                                                                           37.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                                              CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1. Security and Issuer.

      This statement constitutes Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 20, 2000, (the "Original Filing"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of Industrial Holdings, Inc., a Texas Corporation ("IHII"). The address of IHII's corporate office is 7135 Ardmore, Houston, Texas 77054. This Statement is filed by SJMB, L.L.C., a Delaware limited liability company ("SJMBLLC"). SJMBLLC is the sole general partner of SJMB, L.P., a Delaware limited partnership ("SJMB"). SJMB has acquired beneficial ownership of 6,350,513 shares (the "Shares") of Common Stock of IHII. This Amendment No. 2 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 2. Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

        This Statement is filed by SJMBLLC a Delaware limited liability Company. SJMBLLC is the sole general partner of SJMB, a Delaware limited partnership, and SJMBLLC's principal business is the conduct of the operations and business of SJMB. SJMB's principal business is merchant banking. The principal business offices of SJMBLLC and SJMB is 4295 San Felipe, Suite 200, Houston, Texas 77027. The directors of SJMBLLC are Charles Underbrink and John Thompson, and its executive officer is John Thompson, CEO. The business address of each of the executive officers and directors is 4295 San Felipe, Suite 200, Houston, Texas 77027.

        During the five years prior to the date hereof, none of SJMBLLC nor, to the best of its knowledge, any executive officer or director of SJMBLLC
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

SJMBLLC, as the sole general partner of SJMB, is deemed to be the beneficial owner of all shares of the Common Stock of IHII held of record by SJMB.

On April 14, 1999, SJMB acquired beneficial ownership through a distribution of 74,024 shares of Common Stock, which shares were issued by IHII to CDI Holdings, Inc. for the purchase of Manifold Valve Services, Inc., a wholly owned subsidiary of CDI Holdings, Inc. CDI Holdings, Inc. distributed these shares in satisfaction of amounts owed to SJMB. On June 10, 1999 SJMB purchased from IHII 349,580 shares of Common Stock at a purchase price of $7.4375 per share. On or about June 29, 2000 IHII issued to SJMB warrants to purchase 750,000 shares of Common Stock at a purchase price of $1.25 per share in satisfaction of certain fees owed by IHII to SJMB pursuant to the Belleli Engagement Letter, which was executed in connection with the acquisition by IHII of Belleli S.p.A.. On or about June 30, 2000 IHII issued to SJMB warrants to purchase 300,000 shares of Common Stock at a purchase price of $1.25 per share as partial consideration for SJMB's willingness to sell its interest in OF Acquisition, L.P. to IHII. On or about August 25,2000, SJMB transferred 100,000 of these warrants to a third party, and on or about December 12, 2000, SJMB transferred the remaining 200,000 of these warrants to a third party. On or about June 13, 2000 IHII issued SJMB warrants to purchase 400,000 shares of Common Stock at a purchase price of $1.25 per share as partial consideration for SJMB's guaranty of certain of IHII's indebtedness to its senior lenders. On August 25, 2000, these 400,000 warrants were returned to IHII and

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cancelled, and IHII issued to SJMB 200,000 replacement warrants and to St.
James Capital Partners, L.P., an affiliate of SJMB, 200,000 replacement warrants. The terms of the replacement warrants were identical to the original 400,000 warrants issued to SJMB. On August 25, 2000, as partial consideration for the purchase of OF Acquisition, L.P., IHII issued to SJMB a $3,450,000 convertible promissory note which is convertible into 3,000,000 shares of Common Stock ("Note A") and a $3,450,000 convertible promissory note which is convertible into 1,725,000 shares of Common Stock ("Note B"). On June 29, 2001, SJMB converted $326,792 of accrued interest on Note A and $3,450,000 of principal of Note A into 3,284,167 shares of Common Stock. On May 14, 2001, SJMB transferred 32,258 shares of Common Stock to an individual in satisfaction of a $240,000 obligation.

Mr. Underbrink is the beneficial and record owner of 53,461 shares of the Common Stock of IHII and 34,310 warrants to purchase Common Stock of IHII. In addition, Mr. Underbrink may be deemed to be the beneficial owner of shares owned of record by The Charles E. Underbrink Irrevocable Trust FBO Piper Aurora Underbrink Trust, a trust formed under the laws of the State of Florida, of which he is the settler and sole trustee. Mr. Underbrink hereby disclaims beneficial ownership of all shares of the Common Stock of IHII held by the Trust.

Mssrs. Underbrink and Thompson each hereby disclaim beneficial ownership of all shares of the Common Stock, Warrants and other securities issued IHII and held by SJMBLLC and SJMB, and the filing of this statement of Schedule 13D shall not be construed as an admission that Mssrs. Underbrink and Thompson are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this statement.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       July 5, 2001
                                       ----------------------------------------
                                       (Date)

                                       /s/ JAMES H. HARRISON
                                       ----------------------------------------
                                       (Signature)

                                       James H. Harrison, Vice President